Mail Stop 3561

August 16, 2007

Matthew Markin
President, Chief Executive Officer and
Acting Chief Financial Officer
Intercontinental Resources, Inc.
9454 Wilshire Boulevard
Suite 301
Beverly Hills, CA 90212

      Re: Intercontinental Resources, Inc.
              Information Statement on Schedule 14C
              File No. 0-28481

Dear Mr. Markin:

      We have completed our review of your Information Statement on Schedule 14C
and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director

cc via facsimile (561) 362-6116:
Jonathan L. Shepard
Siegel, Lipman, Dunay, Shepard & Miskel, LLP